Daniel B. Eng 45 Fremont Street, Suite 3000 San Francisco, California 94105 Daniel.Eng@lewisbrisbois.com Direct: 415.262.8508

January 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	Calidi Biotherapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 12, 2023
File No. 333-274885

Dear Mr. McNamara:

On behalf of Calidi Biotherapeutics, Inc. (the “Company”), we are submitting this letter in response to the Securities and Exchange Commission’s (“SEC’s”) staff comment letter dated December 21, 2023 and to update certain information for the year ended December 31, 2023. We have reproduced the text of the staff’s comments in bold-faced type and have provided our responses. Terms used in our responses that are not defined shall have the same meaning as defined in Amendment No. 2 to the Company’s Registration Statement on Form S-1 concurrently filed with the Commission.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note your response to prior comment 1. For any shares of common stock being registered for resale that were acquired at a discount to the SPAC IPO price, disclose the price per share that each group of selling securityholders paid for such shares. For example, if the shares issued for cancellation of debt, or under the forward purchase or PIPE agreements, were acquired or are acquirable at less than $10.00 per share, please indicate the price that such group of selling securityholders paid or will pay for such shares. In addition, as requested by prior comment 9, to the extent that shares being offered for resale were or will be acquired at a discount to the SPAC IPO price, disclose that while such selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please expand your risk factor disclosure as appropriate.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

Jimmy McNamara

January 8, 2024

The Company has revised the disclosure on the cover page to indicate the purchase price of the shares of common stock to be sold by each selling securityholder group. We have also indicated the potential profit to be earned by certain selling securities, consisting primarily of those selling securityholders who received sponsor shares, based on the current market price. In addition, we have added similar disclosure in the first full corresponding risk factor on page 62.

Prospectus Summary, page 4

2.	We note your response to comment 2, and re-issue in part. As your warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants in the prospectus summary, risk factors, and MD&A.

The Company has revised the prospectus summary, risk factors and MD&A to clearly indicate that in light of the current market price for a share of Company common stock, the exercise of both public and private warrants is unlikely. See cover page and pages 4, 7, 11, 63, and 74.

Risk Factors

The Settlement Amount, if any, to Be Paid Under the Forward Purchase Agreements is subject to adjustment, page 62

3.	We note your response to comment 8 and re-issue in part. Please revise to provide:

●	a clear statement as to whether these agreements are intended to be a source of liquidity to Calidi after the consummation of the business combination, and, if so, disclose the minimum and maximum amount of capital that could be raised by Calidi under these agreements;
●	the risks and benefits to each of Calidi and the Sellers based upon how the agreements operate, including a clear description of Calidi’s maximum monetary and dilutive exposure arising under these agreements and when such exposure would arise; and
●	the amount of cash Calidi has received to date, if any, and how such amounts were determined.

The Company has revised the disclosure on pages 62, 120 and 121 to clarify that the forward purchase agreements are derivative securities and are not intended to be a source of financing. The forward purchase agreements were entered into as a condition of the financing of Calidi’s Series B convertible preferred stock private placement. Because the forward purchase agreement contains a reset price mechanism, in light of the current trading price for a share of the Company’s common stock, the Company does not anticipate any proceeds from settlement of the forward purchase agreements. The Company has disclosed on in the second full paragraph on page 120 the aggregate amount that it received under the Series B financing and forward purchase agreements.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

Jimmy McNamara

January 8, 2024

Management’s Discussion and Analysis

Company’s Overview, page 64

4.	We note your response to comment 6 and re-issue in part. Please revise to address the portion of the prior comment which requested that if the company is likely to have to seek additional capital, discuss the effect this offering could have on the company’s ability to raise additional capital.

The Company has disclosed in the summary section on pages 4 and 5, risk factor section on page 60 and MD&A section on page 65 the potential adverse effect of the sale of a substantial amount of common stock on the Company’s ability to raise capital.

5.	We note your response to comment 7 and re-issue. Please expand your discussion in this section to reflect that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

The Company has disclosed on the cover page, in the risk factor section on pages 5 and 62 the potential adverse effect of the sale of or perceived ability to sell a substantial amount of common stock on the Company’s ability to raise capital.

Please let the undersigned know if the staff has further questions or comments.

Very truly yours,

Daniel B. Eng of
LEWIS BRISBOIS BISGAARD & SMITH llp

DBE

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com